Exhibit 12.1

Pinnacle Financial Partners, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

	Nine- months ended 9/30/16	2015	2014	2013	2012	2011
Fixed charges:
Interest expense — deposits	$16,615	$13,209	$9,953	$11721	$16,843	$30,588
Interest expense — other borrowings	$9,920	$5,327	$3,231	$3663	$5,713	$6,294
Interest expense — rentals	$69	$0	$0	$—	$—	$—
TARP preferred stock dividends (pretax)	$—	$—	$—	$—	$2,479	$3,002

Total fixed charges:	$26,604	$18,536	$13,184	$15,384	$25,035	$39,884

Earnings:
Pretax earnings	$137,039	$143,098	$105,653	$85,884	$62,527	$28,500
Fixed charges above	$26,604	$18,536	$13,184	$15,384	$25,035	$39,884

Total earnings	$163,643	$161,634	$118,837	$101,268	$87,562	$68,384

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	14.72x	27.86x	33.70x	24.45x	8.63x	4.07x
Including interest on deposits	6.15x	8.72x	9.01x	6.58x	3.50x	1.71x
Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	14.72x	27.86x	33.70x	24.45x	11.94x	5.53x
Including interest on deposits	6.15x	8.72x	9.01x	6.58x	3.77x	1.77x